                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)
                    Under the Securities Exchange Act of 1934

                             HAWAIIAN AIRLINES, INC.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   419849-104
                                   ----------
                                 (CUSIP Number)

                             Thomas X. Fritsch, Esq.
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                            Tel. No.: (212) 888-5500

                                 With a copy to:
                             Judith R. Thoyer, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                         New York, New York, 10019-6064
                            Tel. No.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  May 31, 2002
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        This document consists of 6 pages


CUSIP No. 419849-104                                                                              Page 2 of 6 Pages


-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         AIRLINE INVESTORS PARTNERSHIP, L.P.
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (A) { }
                                                                                                            (B) {X}

-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                               {  }
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------- ------ ---------------------------------------------------------------------
              NUMBER OF                 7      SOLE VOTING POWER
                SHARES
          BENEFICIALLY OWNED                   18,181,818
          BY EACH REPORTING
                PERSON
                 WITH
--------------------------------------- ------ ---------------------------------------------------------------------
                                        8      SHARED VOTING POWER


--------------------------------------- ------ ---------------------------------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               18,181,818
--------------------------------------- ------ ---------------------------------------------------------------------
                                        10     SHARED DISPOSITIVE POWER


-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,462,643
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                               {  }
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.8%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------- -----------------------------------------------------------------------------------------------------------


CUSIP No. 419849-104                                                                              Page 3 of 6 Pages


-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         AIP GENERAL PARTNER, INC.
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                           (A) {  }
                                                                                                            (B) {X}

-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                               {  }
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------- ------ ---------------------------------------------------------------------
               NUMBER OF                7      SOLE VOTING POWER
                SHARES
          BENEFICIALLY OWNED                   18,181,818
          BY EACH REPORTING
                PERSON
                 WITH
--------------------------------------- ------ ---------------------------------------------------------------------
                                        8      SHARED VOTING POWER


--------------------------------------- ------ ---------------------------------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               18,181,818
--------------------------------------- ------ ---------------------------------------------------------------------
                                        10     SHARED DISPOSITIVE POWER


-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,462,643
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                               {  }
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.8%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           CO
-------- -----------------------------------------------------------------------------------------------------------


CUSIP No. 419849-104                                                                              Page 4 of 6 Pages


-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         JOHN W. ADAMS
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                           (A) { }
                                                                                                           (B) {X}
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                               {  }
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
--------------------------------------- ------ ---------------------------------------------------------------------
              NUMBER OF                 7      SOLE VOTING POWER
                SHARES
          BENEFICIALLY OWNED                   18,462,643
          BY EACH REPORTING
                PERSON
                 WITH
--------------------------------------- ------ ---------------------------------------------------------------------
                                        8      SHARED VOTING POWER

                                                                 --
--------------------------------------- ------ ---------------------------------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               18,462,643
--------------------------------------- ------ ---------------------------------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                                                 --
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,462,643
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                               {  }
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.8%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           IN
-------- -----------------------------------------------------------------------------------------------------------

CUSIP No. 419849-104                                           Page 5 of 6 Pages



                         AMENDMENT NO. 5 TO SCHEDULE 13D

                  This is Amendment No. 5 (this "AMENDMENT") to the Schedule 13D filed by the Reporting Parties with respect to the Common Stock, par value $.01 per share (the "COMMON STOCK"), of Hawaiian Airlines, Inc. (the "COMPANY"), dated as of January 18, 1996, as amended by Amendment No. 1, dated as of January 31, 1996, as amended by Amendment No. 2, dated as of December 19, 2001, as amended by Amendment No. 3, dated as of April 22, 2002, and as amended by Amendment No. 4, dated as of May 7, 2002 (the "ORIGINAL SCHEDULE 13D").

ITEM 4            PURPOSE OF THE TRANSACTION.

                  Item 4 is amended as follows:

                  On May 31, 2002, Hawaiian Airlines, Inc. (the "COMPANY") announced that it will commence a tender offer to purchase for cash up to 5,880,000 shares of the Common Stock at a price of $4.25 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2002 and the related Letter of Transmittal (the "OFFER"). This represents approximately 17.46% of the Common Stock outstanding as of May 30, 2002. The Offer commenced on May 31, 2002, and is set to expire at 12:00 midnight, New York City time, on June 27, 2002, unless the Offer is extended by the Company.

                  On May 30, 2002, Airline Investors Partnership, L.P. ("AIP") advised the Company of its intention to tender all 18,181,818 of the shares of Common Stock that it owns in the Offer, on the condition that in no event will the Company accept for payment more than that number of shares of Common Stock that would cause AIP's ownership interest in the Company, following completion of the Offer, to be less than or equal to 50.0%. In addition, on May 30, 2002, John W. Adams, the Chairman, Chief Executive Officer and President of the Company, advised the Company of his intention to tender all 30,825 of the shares of Common Stock that he owns in the Offer.

ITEM 6.           CONTRACTS, ARANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended as follows:

                  On May 30, 2002, AIP advised the Company of its intention to tender all 18,181,818 of the shares of Common Stock that it owns in the Offer, on the condition that in no event will the Company accept for payment more than that number of shares of Common Stock that would cause AIP's ownership interest in the Company, following completion of the Offer, to be less than or equal to 50.0%. In addition, on May 30, 2002, John W. Adams, the Chairman, Chief Executive Officer and President of the Company, advised the Company of his intention to tender all 30,825 of the shares of Common Stock that he owns in the Offer.

CUSIP No. 419849-104                                           Page 6 of 6 Pages



                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 31, 2002

                             AIRLINE INVESTORS PARTNERSHIP, L.P.

                             By: AIP General Partner, Inc., its general partner


                             By:    /s/ John W. Adams
                                ------------------------------------------------
                                Name:  John W. Adams
                                Title: President


                             AIP GENERAL PARTNER, INC.


                             By:    /s/ John W. Adams
                                ------------------------------------------------
                                Name:  John W. Adams
                                Title:  President



                                    /s/ John W. Adams
                             ---------------------------------------------------
                                    John W. Adams